FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 For the month of July, 2023 Commission File Number: 001-12518 Banco Santander, S.A. (Exact name of registrant as specified in its charter) Ciudad Grupo Santander 28660 Boadilla del Monte (Madrid) Spain (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

BANCO SANTANDER, S.A. ________________________ TABLE OF CONTENTS Item 1. January - June 2023 Earnings presentation

Earnings Presentation — H1’23 26 July 2023

2 Important information Non-IFRS and alternative performance measures This presentation contains financial information prepared according to International Financial Reporting Standards (IFRS) and taken from our consolidated financial statements, as well as alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS measures. The APMs and non- IFRS measures were calculated with information from Grupo Santander; however, they are neither defined or detailed in the applicable financial reporting framework nor audited or reviewed by our auditors. We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider them to be useful metrics for our management and investors to compare operating performance between periods. Nonetheless, the APMs and non-IFRS measures are supplemental information; their purpose is not to substitute IFRS measures. Furthermore, companies in our industry and others may calculate or use APMs and non- IFRS measures differently, thus making them less useful for comparison purposes. APMs using ESG labels have not been calculated in accordance with the Taxonomy Regulation or with the indicators for principal adverse impact in SFDR. For further details on APMs and Non-IFRS Measures, including their definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see the 2022 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) on 1 March 2023 (https://www.santander.com/content/dam/santander- com/en/documentos/informacion-sobre-resultados-semestrales-y-anuales-suministrada-a-la-sec/2023/sec-2022-annual-20-f-2022-en.pdf), as well as the section “Alternative performance measures” of Banco Santander, S.A. (Santander) Q2 2023 Financial Report, published on 26 July 2023 (https://www.santander.com/en/shareholders-and-investors/financial-and-economic-information#quarterly-results). Underlying measures, which are included in this document, are non-IFRS measures. The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the businesses included and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries. Non-financial information This presentation contains, in addition to financial information, non-financial information (NFI), including environmental, social and governance-related metrics, statements, goals, commitments and opinions. NFI is included to comply with Spanish Act 11/2018 on non-financial information and diversity and to provide a broader view of our impact. NFI is not audited nor reviewed by an external auditor. NFI is prepared following various external and internal frameworks, reporting guidelines and measurement, collection and verification methods and practices, which are materially different from those applicable to financial information and are in many cases emerging and evolving. NFI is based on various materiality thresholds, estimates, assumptions, judgments and underlying data derived internally and from third parties. NFI is thus subject to significant measurement uncertainties, may not be comparable to NFI of other companies or over time or across periods and its inclusion is not meant to imply that the information is fit for any particular purpose or that it is material to us under mandatory reporting standards. NFI is for informational purposes only and without any liability being accepted in connection with it except where such liability cannot be limited under overriding provisions of applicable law. Forward-looking statements Santander hereby warns that this presentation contains “forward-looking statements” as per the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements can be understood through words and expressions like “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future”, “commitment”, “commit”, “focus”, “pledge” and similar expressions. They include (but are not limited to) statements on future business development, shareholder remuneration policy and NFI. However, risks, uncertainties and other important factors may lead to developments and results to differ materially from those anticipated, expected, projected or assumed in forward-looking statements.

3 Important information The following important factors (and others described elsewhere in this presentation and other risk factors, uncertainties or contingencies detailed in our most recent Form 20-F and subsequent 6-Ks filed with, or furnished to, the SEC), as well as other unknown or unpredictable factors, could affect our future development and results and could lead to outcomes materially different from what our forward-looking statements anticipate, expect, project or assume: (1) general economic or industry conditions (e.g., an economic downturn; higher volatility in the capital markets; inflation; deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the war in Ukraine or the COVID-19 pandemic in the global economy) in areas where we have significant operations or investments; (2) climate-related conditions, regulations, policies, targets and weather events; (3) exposure to various market risks (e.g., risks from interest rates, foreign exchange rates, equity prices and new benchmark indices); (4) potential losses from early loan repayment, collateral depreciation or counterparty risk; (5) political instability in Spain, the UK, other European countries, Latin America and the US; (6) legislative, regulatory or tax changes (including regulatory capital and liquidity requirements), especially in view of the UK´s exit from the European Union and increased regulation prompted by financial crises; (7) acquisition integration challenges arising from deviating management’s resources and attention from other strategic opportunities and operational matters; (8) our own decisions and actions including those affecting or changing our practices, operations, priorities, strategies, policies or procedures; (9) uncertainty over the scope of actions that may be required by us, governments and others to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and governmental standards and regulations; and (10) changes affecting our access to liquidity and funding on acceptable terms, especially due to credit spread shifts or credit rating downgrades for the entire group or core subsidiaries. Forward looking statements are based on current expectations and future estimates about Santander’s and third-parties’ operations and businesses and address matters that are uncertain to varying degrees, including, but not limited to developing standards that may change in the future; plans, projections, expectations, targets, objectives, strategies and goals relating to environmental, social, safety and governance performance, including expectations regarding future execution of Santander’s and third-parties’ energy and climate strategies, and the underlying assumptions and estimated impacts on Santander’s and third-parties’ businesses related thereto; Santander’s and third-parties’ approach, plans and expectations in relation to carbon use and targeted reductions of emissions; changes in operations or investments under existing or future environmental laws and regulations; and changes in government regulations, regulatory requirements and internal policies, including those related to climate-related initiatives. Forward-looking statements are aspirational, should be regarded as indicative, preliminary and for illustrative purposes only, speak only as of the date of this presentation, are informed by the knowledge, information and views available on such date and are subject to change without notice. Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise, except as required by applicable law. Not a securities offer This presentation and the information it contains does not constitute an offer to sell nor the solicitation of an offer to buy any securities. Past performance does not indicate future outcomes Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or results (including earnings per share) will necessarily be the same or higher than in a previous period. Nothing in this presentation should be taken as a profit and loss forecast. Third Party Information In this presentation, Santander relies on and refers to certain information and statistics obtained from publicly-available information and third-party sources, which it believes to be reliable. Neither Santander nor its directors, officers and employees have independently verified the accuracy or completeness of any such publicly-available and third-party information, make any representation or warranty as to the quality, fitness for a particular purpose, non-infringement, accuracy or completeness of such information or undertake any obligation to update such information after the date of this presentation. In no event shall Santander be liable for any use by any party of, for any decision made or action taken by any party in reliance upon, or for inaccuracies or errors in, or omission from, such publicly-available and third-party information contained herein. Any sources of publicly-available information and third-party information referred or contained herein retain all rights with respect to such information and use of such information herein shall not be deemed to grant a license to any third party.

4 Index H1’23 Highlights & progress on our strategy 1 Final remarks 3 Appendix 42 Group review

H1'23 highlights

Strong H1 results with 9 million new customers YoY contributing to a 12% revenue increase

ONE TRANSFORMATION driving efficiency improvement and **growth** in profitability

Strong balance sheet supporting **value creation** and shareholder remuneration

Q2 Attributable Profit	H1 Attributable Profit
€2.7bn	€5.2bn
+14% vs. Q2'22	+7% YoY

EPS	RoTE
+13%	14.5%
YoY	+80bps YoY

FL CET1	TNAVps + DPS
12.2%	+11%
+0.2 pp YoY	YoY

Note: in constant euros: H1 Attributable Profit +7% YoY; H1 Revenue +13% YoY; Q2 Attributable Profit +17% vs. Q2'22.
TNAVps + DPS includes the last two cash dividends against 2022 results (€5.95 cents and €5.83 cents).

Santander 5

6 Profit increased in H1’23, supported by customer revenue and efficiency improvement, with double-digit growth in net operating income (*) Including the temporary levy in Spain (-€224mn) in Q1’23. 2,543 2,351 2,422 2,289 2,571 2,670 Q1'22 Q2 Q3 Q4 Q1'23 Q2 € mn Attributable profit Attributable profit (Constant € mn) Underlying P&L € million H1'23 H1'22 % NII 20,920 18,409 14 Net fee income 6,103 5,852 4 Other income 1,211 859 41 Total revenue 28,234 25,120 12 Operating expenses -12,479 -11,435 9 Net operating income 15,755 13,685 15 LLPs -5,771 -4,735 22 Other results* -1,655 -1,035 60 Attributable profit 5,241 4,894 7 27 13 11 15 21 Constant Current 69 7% 15 5 2,608 2,282 2,330 2,272 2,563 2,678 +4% QoQ +4 +14%

7 Revenue1 Efficiency ratio CoR FL CET1 RoTE Note: targets market dependent. Based on macro assumptions aligned with international economic institutions. (1) YoY change in constant euros. H1’23FY 2023 targets Well on track to achieve our 2023 financial targets … Double-digit growth 44-45% <1.2% >12% >15% +13% 44.2% 1.08% 12.2% 14.5%

8 … backed by consistent execution of One Transformation and value added from our Global and Network businesses • Multilatinas / Multieuropeans: +70% revenue growth YTD • WM&I: new global alternative asset manager, €2bn commitments • Auto: expansion of agreements with OEMs, +c.$4bn volume p.a. • Global approach to technology: c. €80 mn efficiencies YTD - Gravity (back-end) efficiencies - Global vendor agreements - IT&Ops shared-services • Product simplification: 362 fewer products, -5% YTD • Digital self-service model: -17% use contact centres YTD • In US, c. $70 mn efficiencies captured YTD in Consumer and Commercial 200-250 bps c. 42% 100-150 bps 50-75 bps -85 bps -43 bps -36 bps FY’22 One Transformation Global & network businesses Global Tech capabilities & others 2025 target H1’23 45.8% FY’22 45.8% 44.2% Execution YTD Efficiency Reminder from Investor Day Efficiency H1’23 or latest available data

9 Digital bank with branches: One Transformation delivering results H1’23 data. Changes in constant euros Process automation Best-in-class Tech Platform (1) In real terms. Simplification Cost1 per active customer -2% Revenue per active customer YoY +11% YoY Transactions per active customer +10% # Operational FTEs per mn customers -3% YTD YoY Integration between ODS and Gravity Gravity Deployed in 3 countries 50bn Transactions YTD

Global and Network businesses: revenue growing above Group

H1'23 data. Changes YoY in constant euros



	SCIB	WM&I	Payments	Auto
	Network revenue	PB network AuMs	# Transactions	Auto loans and leases
	€2.0bn	€50bn	17bn	€174bn
	+27%	+10%	+13%	+7%
Total revenue	**+24%**	**+25%**[1]	**+27% PagoNxt**	**-3%**
ID Targets (CAGR 22-25)	c.10%	c.10%	c.30% PagoNxt	c.7%

Santander

Note: total transactions include merchant payments, cards and electronic A2A payments.
(1) Including fees generated by asset management and insurance ceded to the commercial network. If not included, +44%.

10

11 Progressing towards our 2025 profitability targets Europe South America North America Digital Consumer Bank Group DCB (1) Adjusted RoTE: adjusted based on Group’s deployed capital calculated as contribution of RWAs at 12%. 2025 TargetH1'23 SCIB WM&I Auto RoTERoTE EBITDA Margin 2025 TargetH1'23 1 13.5% c.15% 11.1% c.15% 14.0% c.19% 10.8% c.15% 14.5% 15-17% 2025 TargetH1'23 29.2% >20% 89.3% c.60% 18.3% >15% 11.2% >30%

12 Index H1’23 Highlights & progress on our strategy 1 Final remarks 3 Appendix 42 Group review

Double-digit revenue growth backed by good customer activity across businesses and regions

Total revenue

Constant € mn



+15%
Total
Other income
NII + Fees
12,502
12,466
13,039
13,493
13,927
14,307
Q1'22
Q2
Q3
Q4
Q1'23
Q2



+13%
Total Revenue
24,968
+1,495
+829
+580
+112
-155
+405
28,234
+10%
+24%
+25%
+27%
-3%
H1'22
Retail
SCIB
WM&I[1]
Payments
Auto
CC
H1'23
YoY growth

Revenue trends

Group performance

- **>95% of total revenue is customer related** which drives the vast majority of total revenue growth
- **Double-digit revenue growth** across all businesses except Auto, which was mainly affected by negative interest rate sensitivity and lower leasing income in the US

By region

- **All regions increased.** Margin management in a context of higher interest rates in Europe and solid fee performance in North and South America
- Revenue up 5% in **DCB**, backed by **focus on profitability** with disciplined asset repricing and deposits growth
- Higher liquidity buffer remuneration and lower negative impact from FX hedging in the Corporate Centre

Santander

Note: Retail excluding Auto. Payments includes PagoNxt and Global Cards Platform.

(1) Including fees generated by asset management and insurance ceded to the commercial network.

13

NII and NIM up YoY, supported by volumes and margin improvement

Net interest income and NIM



NIM
Quarterly
2.45%
2.52%
2.56%
2.56%
2.63%
2.74%
+17%
NII
Constant € mn
8,968
9,243
9,618
10,138
10,149
10,771
Q1'22
Q2
Q3
Q4
Q1'23
Q2
NIM
H1
2.49%
+0.67
+0.06
-0.51
-0.03
2.68%
H1'22
Asset yields
Asset volumes
Liability costs
Liability volumes
H1'23

NII drivers

NII

- **Strong NII growth of 6%** in the quarter
- **NII growing YoY** across regions:
  - **Europe (+32%)** and **Mexico (+12%)**, strong increase driven by positive sensitivity to interest rates
  - **South America** (+6%), **US** (flat) and **DCB** (+3%) compensates negative interest rate sensitivity with volume growth

Margins

- **NIM consistently improving QoQ**, driven by asset repricing and contained cost of deposits
- **Positive NII sensitivity** of c.€500mn above the Investor Day assumptions

Santander

Note: NIM = NII / Average earning assets.
Changes in constant euros

14

Net fee income grew driven by customer activity and value-added products, with 42% of total fees from Global and Network businesses

Net fee income



Constant € mn
+4%
2,848
2,952
2,910
2,950
3,040
3,063
Q1'22
Q2
Q3
Q4
Q1'23
Q2



+5%
5,800
+56
+156
+30
+56
+11
-6
6,103
+2%
+15%
+2%
+14%
+4%
n.s.
H1'22
Retail
SCIB
WM&I[1]
Payments
Auto
CC
H1'23
YoY growth

Net fee income drivers

YoY % changes in constant euros

Retail
- **Active customers** increased by **2mn YoY**
- **Transactionality** and well-targeted services to segments

SCIB
- **Double-digit growth in all regions**
- Strengthening value-added services

WM&I
- **Private Banking CAL** increased **12% YoY, GWPs grew 11%**
- **SAM** net new money €3.2bn YTD. Product mix change

Payments
- Strong **total payments volume growth** (+25%) in PagoNxt backed by Brazil, Europe and Mexico

Auto
- **Increased activity** across the board
- Negative impact from new insurance regulation in Germany

Santander

Note: Retail excluding Auto. Payments includes PagoNxt and Global Cards Platform.
n.s. = not significant.
(1) Including fees generated by asset management and insurance ceded to the commercial network.

15

16 12,479 11,287 +269 +229 +595 +89 +10 H1'22 Europe North America South America DCB CC H1'23 5,557 5,730 5,929 6,331 6,128 6,351 Q1'22 Q2 Q3 Q4 Q1'23 Q2 Focus on productivity and efficiency with costs decreasing in real terms Note: Costs in real terms exclude the impact from weighted average inflation. Costs and efficiency drivers Costs Constant € mn Costs (-1% in real terms) YoY growth in real terms +11% Efficiency Quarterly Efficiency improved • Transformation towards simpler and more integrated models is driving cost improvements • Cost performance includes investments in transformation (technology) for €1.2bn • H1’23 Group efficiency improved 1.3pp YoY to 44.2% mainly driven by Europe (-7pp) Costs grew below inflation • Costs in real terms: -1% YoY • Costs growing below inflation in Europe, DCB and South America • North America up 1% reflecting investments in transformation 45.0% 46.0% 45.6% 46.6% 44.1% 44.3% -2% +1% -0% -1% -1%

17 0.77% 0.83% 0.86% 0.99% 1.05% 1.08% 2,176 2,590 2,686 2,992 2,886 2,885 Q1'22 Q2 Q3 Q4 Q1'23 Q2 Credit quality remains robust, on track to achieve Group 2023 CoR target Note: Provisions to cover losses due to impairment of loans in the last 12 months / average customer loans and advances of the last 12 months. Credit quality drivers Group NPL and stages • Credit quality remains robust supported by record low unemployment in most countries • NPL ratio stood at 3.07% (3.05% Jun-22) with NPL coverage and stages fairly stable CoR Constant € mn LLPs LLPs and Credit quality • Spain credit quality continues to improve with CoR dropping YoY • CoR in the UK, DCB and Mexico slightly up from very low levels in H1’22 • US CoR remains better-than-expected at 1.57% • Brazil NPL and CoR improved QoQ • Poland impacted by CHF mortgages Detail by country Jun-22 Mar-23 Jun-23 NPL ratio 3.05% 3.05% 3.07% Coverage ratio 71% 68% 68% Stage 1 €998bn €1,005bn €1,011bn Stage 2 €66bn €72bn €75bn Stage 3 €34bn €34bn €35bn Other credit quality metrics

18 548 250 142 193 Customer funds +4% 350 157 130 250 136 Customer loans Diversified balance sheet funded with stable retail deposits Note: Management breakdown. YoY % changes in constant euros. (1) Transactional deposits: deposits from individuals and SMEs plus other operational corporate deposits defined under LCR criteria. SCIB SMEs & Corp Consumer & others Auto Individual mortgages Loan portfolio and customer funds Jun-23 SMEs, Corp & Other SCIB Mutual funds €1,022bn €1,134bn0% -2% +8% +5% -4% +3% Individual +18% +4% Individuals Jun-23 Time 29% Insured c.80% Total deposits1 Deposits from individuals Total deposits by product Transactional c.75% Deposit structure -2% +1%

Capital in line with our target of >12%. Front-book RoTE above 15%

Q2'23 FL CET1 performance


%
12.2
+0.21
-0.11
-0.04
-0.03
12.2
Mar-23
Gross organic generation
Cash dividend accrual[1]
Minority interests, Mexico buyback & other
Markets & others
Jun-23

Maximize capital productivity

Jun-23 or latest available data

Front book pricing RoRWA of new book	2.9%
Asset rotation and **risk transfer** activities RWAs mobilized vs. total RWAs	c.9%
% RWAs with RoRWA > CoE	83%

Santander

(1) Target payout is c.50% of Group reported profit (excluding non-cash, non-capital ratios impact items), distributed approximately 50% in cash dividends and 50% in share buybacks. Execution of the shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals.

19

20 Index H1’23 Highlights & progress on our strategy 1 Final remarks 3 Appendix 42 Group review

21 Well-positioned to create shareholder value and sustainable profitability H1’23 >12% FL CET1 14.5% RoTE +13% EPS +11% TNAVps + DPS Acceleration of our structural changes to a simpler & more integrated model through ONE TRANSFORMATION is driving efficiency and profitable growth Strong balance sheet with robust capital and credit quality, contributes to growth and value creation Given these results, we are confident we will reach our 2023 targets and remunerate our shareholders in line with our 50% payout policy Our profitability was up YoY, supported by customer growth and double-digit increase in revenue

22 Index H1’23 Highlights & progress on our strategy 1 Final remarks 3 Appendix 42 Group review

23 Appendix Investor Day 2025 targets summary Primary and Secondary segments Reconciliation of underlying results to statutory results Glossary The other information in the Appendix regularly provided each quarter can be found in the document entitled "Supplementary Information", published together with this presentation on the Group's corporate website

Double-digit growth in value creation

		2022	H1'23	2025 targets
Profitability	RoTE (%)	13.4	14.5	15-17
	Payout (Cash + SBB)[1] (%)	40	50	50
	EPS Growth (%)	23	13	Double-digit
Customer centric	Total customers (mn)	160	164	c.200
	Active customers (mn)[2]	99	99	c.125
Simplification & automation	Efficiency ratio (%)	45.8	44.2	c.42
Network contribution	Global & network businesses' contribution to total revenue (%)	>30	39	>40
	Global & network businesses' contribution to total fees (%)	c.40	42	>50
Customer activity	Transactions volume per active customer (% growth)[3]	-	10	c.8
Capital	FL CET1 (%)	12.0	12.2	>12
	RWA with RoRWA>CoE (%)	80	83	c.85
ESG	Green financed raised & facilitated (€bn)[4]	94.5	98.6	120
	Socially responsible Investments (AuM) (€bn)	53	58.6	100
	Financial inclusion (# People) (mn)[5]	-	0.9	5
	Women in senior positions (%)	c.29	30.8%	35
	Equal pay gap (%)	c.1	-	c.0
TNAVps+DPS (Growth YoY)		+6%	+11%	Double-digit growth average through-the-cycle

(1) Target payout will be c.50% of group reported profit (excluding non-cash, non-capital ratios impact items), distributed in approximately 50% in cash dividend and 50% in share buybacks. Execution of the shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals.
(2) Those customers who meet transactionality threshold in the past 90 days.
(3) Total transactions include merchant payments, cards and electronic A2A payments.
(4) Since 2019. (5) Starting Jan-23. Does not include financial education.
Note: ESG - Not taxonomy. Definitions in the Glossary of this presentation.

Santander
24

25 Appendix Investor Day 2025 Targets summary Primary and Secondary segments Reconciliation of underlying results to statutory results Glossary The other information in the Appendix regularly provided each quarter can be found in the document entitled "Supplementary Information", published together with this presentation on the Group's corporate website

26 Primary segments Detail by region and country

27 Europe Highlights Note: H1’23 data and YoY changes (loans, deposits and mutual funds in constant euros). • On track to achieve our key transformation projects such as One App, tech commonality and shared services • Customer growth continued in the region (+1mn YoY) • Loans affected by lower demand from companies and early repayments, particularly in mortgages. Deposits rose 1% with a significant migration to time deposits • Double-digit profit growth supported by strong NII (margin management and positive balance sheet sensitivity to higher interest rates), efficiency gains and active risk management • Positive trends continued QoQ as profit rose 12% fuelled by asset repricing, disciplined deposit pricing and cost control Key data and P&L Loans Deposits Mutual Funds Efficiency CoR RoTE €564bn -5% €604bn +1% €100bn +3% 41.9% -6.6pp 0.42% +5bps 13.5% +4.7pp Underlying P&L* Q2'23 % Q1'23 H1'23 % H1'22 % H1'22¹ NII 3,968 9.1 7,565 32.0 30.0 Net fee income 1,076 -8.4 2,244 -2.8 -3.1 Total revenue 5,293 1.4 10,464 23.3 21.9 Operating expenses -2,215 1.4 -4,382 6.5 5.3 Net operating income 3,078 1.4 6,081 39.2 37.7 LLPs -646 -0.4 -1,289 12.9 12.4 Attributable profit 1,347 12.2 2,536 40.0 37.9 (*) € mn and % change in constant euros. (1) % change in current euros.

Spain

- Strong YoY **growth in customers** (+738k) **and deposits** (+3%). Loans affected by prepayments and lower corporate demand
- **Profit +74%** driven by higher NII, boosted by active pricing management in a context of interest rate hikes, cost control and **strong improvement in credit quality metrics**
- **Similar trends QoQ**

Loans	Deposits	Mutual Funds
€238bn -6%	**€299bn** +3%	**€75bn** +1%
Efficiency	**CoR**	**RoTE**
39.9% -9.5pp	**0.62%** -16bps	**13.4%** +6.8pp

Underlying P&L*	Q2'23	% Q1'23	H1'23	% H1'22
NII	1,701	16.5	**3,161**	56.9
Net fee income	661	-12.0	**1,413**	-4.3
Total revenue	**2,566**	**0.7**	5,113	**29.9**
Operating expenses	-1,025	1.2	**-2,039**	4.9
Net operating income	**1,540**	**0.5**	3,074	**54.2**
LLPs	-389	-6.3	**-803**	-0.4
Attributable profit	**666**	**42.7**	**1,132**	**73.6**

(*) € mn and % change.

UK

- Higher rates and economic slowdown continued to affect **loan** volumes, while **deposits** up YoY (mainly in saving accounts)
- **Profit up** YoY supported by NII, on the back of higher rates, good cost control and a drop in LLPs
- **Continued good trends** in costs and provisions **QoQ**

Loans	Deposits	Mutual Funds
€242bn -4%	**€223bn** +1%	**€7bn** -4%
Efficiency	**CoR**	**RoTE**
49.4% -1.8pp	**0.11%** +13bps	**13.9%** +3.1pp

Underlying P&L*	Q2'23	% Q1'23	H1'23	% H1'22	% H1'22[1]
NII	1,300	-0.2	**2,583**	11.1	6.8
Net fee income	84	0.6	**167**	-14.0	-17.3
Total revenue	**1,391**	**0.1**	**2,759**	**9.0**	**4.8**
Operating expenses	-689	0.7	**-1,363**	5.2	1.1
Net operating income	**702**	**-0.5**	1,395	**12.9**	**8.6**
LLPs	-44	-27.4	**-103**	-14.2	-17.5
Attributable profit	**423**	**5.4**	**818**	**15.6**	**11.2**

(*) € mn and % change in constant euros.
(1) % change in current euros.

Santander Note: H1'23 data and YoY changes (loans, deposits and mutual funds in constant euros).

28

Portugal

- **Loan** volumes remained under pressure due to higher rates
- **Excellent management of liquidity ratios**, mitigating the effect on deposits from the migration to public sector instrument
- **Profit +43% YoY** with strong NII, strict cost control and robust credit quality
- **QoQ profit** affected by regulatory charges

Loans	Deposits	Mutual Funds
€39bn -4%	€37bn -9%	€4bn +5%
Efficiency	**CoR**	**RoTE**
32.1% -8.7pp	0.10% +15bps	18.7% +7.0pp

Underlying P&L*	Q2'23	% Q1'23	H1'23	% H1'22
NII	314	20.3	575	68.8
Net fee income	111	-10.2	235	-3.9
Total revenue	419	3.4	824	34.4
Operating expenses	-132	0.1	-265	5.6
Net operating income	286	4.9	559	54.2
LLPs	-20	51.4	-34	214.5
Attributable profit	**142**	**-21.2**	**321**	**42.6**

(*) € mn and % change.

Poland

- **Loans increased** in CIB, corporates and consumer but were offset by the drop in mortgages
- **Profit up 55% YoY**, driven by customer revenue (mainly NII) and efficiency improvement, which allowed us to absorb additional CHF mortgage charges

Loans	Deposits	Mutual Funds
€33bn 0%	€42bn +9%	€4bn +20%
Efficiency	**CoR**	**RoTE**
26.8% -4.3pp	1.87% +92bps	17.9% +4.2pp

Underlying P&L*	Q2'23	% Q1'23	H1'23	% H1'22	% H1'22[1]
NII	623	2.6	1,209	34.9	35.3
Net fee income	144	-4.3	289	7.5	7.8
Total revenue	780	3.3	1,509	38.1	38.4
Operating expenses	-207	1.2	-405	19.1	19.4
Net operating income	573	4.1	1,105	46.7	47.0
LLPs	-191	22.2	-343	69.4	69.8
Attributable profit	**155**	**-10.7**	**321**	**54.6**	**55.0**

(*) € mn and % change in constant euros.

(1) % change in current euros.

Santander Note: H1'23 data and YoY changes (loans, deposits and mutual funds in constant euros).

29

30Note: H1’23 data and YoY changes (loans, deposits and mutual funds in constant euros). North America Highlights Key data and P&L Loans Deposits Mutual Funds €160bn +5% €140bn +13% €28bn -2% 47.7% +1.1pp 1.70% +61bps 11.1% -1.1pp Efficiency CoR RoTE Underlying P&L* Q2'23 % Q1'23 H1'23 % H1'22 % H1'22¹ NII 2,483 0.6 4,931 4.4 10.0 Net fee income 555 4.5 1,077 6.7 14.9 Total revenue 3,276 3.4 6,417 5.4 11.0 Operating expenses -1,560 3.4 -3,060 8.1 13.6 Net operating income 1,716 3.4 3,357 3.0 8.7 LLPs -722 -10.9 -1,530 50.6 59.0 Attributable profit 719 12.9 1,346 -18.9 -14.7 (*) € mn and % change in constant euros. (1) % change in current euros. • Larger customer base and enhanced customer experience through tailored products and services • Strong performance in both loans (especially individuals and corporates) and time deposits • Product rationalization and business simplification, including launch of an ambitious transformation plan in Mexico, on track and beginning to deliver savings • Revenue growing YoY driven by good performance in Mexico, which more than offset higher funding costs and lower lease income in the US • Bottom line affected by LLP normalization • Profit up 13% QoQ backed by lower LLPs in the US

US

- **Stable and diversified deposit base** supported YoY growth (time deposits). **Lending up** driven by Auto, Multifamily and CIB
- **Profit up 24% QoQ** with positive performance in fees and, in particular, LLPs (YoY still affected by LLP normalization)

Loans	Deposits	Mutual Funds
€113bn +6%	€96bn +13%	€12bn -6%
Efficiency	**CoR**	**RoTE[2]**
49.6% +3.8pp	1.57% +79bps	13.1% -8.2pp

Underlying P&L*	Q2'23	% Q1'23	H1'23	% H1'22	% H1'22[1]
NII	1,436	-0.6	**2,901**	-0.3	0.8
Net fee income	200	7.1	390	-2.2	-1.1
Total revenue	**1,797**	**-0.3**	3,624	**-2.2**	**-1.1**
Operating expenses	-887	-1.4	-1,799	5.8	7.0
Net operating income	910	0.9	1,825	-9.0	-8.0
LLPs	-438	-21.6	-1,005	67.5	69.3
Attributable profit	**367**	**24.0**	**667**	**-39.5**	**-38.8**

(*) € mn and % change in constant euros.

(1) % change in current euros.

Mexico

- **Successful customer attraction strategy** reflected in 1mn new customers and **growth in volumes**
- **Excellent profit and profitability** performance supported by top line growth, improved efficiency and CoR at low levels
- **Positive trends** continued in **Q2**

Loans	Deposits	Mutual Funds
€46bn +3%	€44bn +11%	€16bn +1%
Efficiency	**CoR**	**RoTE**
42.1% -2.3pp	2.13% +9bps	17.9% +2.1pp

Underlying P&L*	Q2'23	% Q1'23	H1'23	% H1'22	% H1'22[1]
NII	1,045	2.2	**2,027**	11.9	26.2
Net fee income	344	3.4	663	11.3	25.5
Total revenue	**1,463**	**8.3**	2,763	**16.8**	**31.8**
Operating expenses	-623	11.0	-1,163	10.9	25.1
Net operating income	840	6.4	1,600	21.5	37.2
LLPs	-284	14.3	-523	26.2	42.4
Attributable profit	**401**	**7.6**	**760**	**23.4**	**39.2**

(*) € mn and % change in constant euros.

(1) % change in current euros.

Santander

Note: H1'23 data and YoY changes (loans, deposits and mutual funds in constant euros).
(2) Adjusted RoTE: adjusted based on Group's deployed capital calculated as contribution of RWAs at 12%. Using tangible equity, RoTE is 8.5%.

31

32 South America Note: H1’23 data and YoY changes (loans, deposits and mutual funds in constant euros). Highlights • We are focusing on increasing the value we bring to the Group and promoting synergies across our global and regional businesses • 11% customer growth driven by higher transactionality • Solid performance in loans, deposits and mutual funds with a strengthened risk model • Revenue rose both YoY and QoQ, with all countries improving trends • Profit down (QoQ and YoY) affected by rising costs and the reversal in Q2 of the tax liability release recorded in Brazil in Q1. LLPs rising YoY in line with volumes growth €165bn +8% €134bn +8% €62bn +7% 39.1% +3.8pp 3.32% +34bps 14.0% -6.8pp Key data and P&L Loans Deposits Mutual Funds Efficiency CoR RoTE Underlying P&L* Q2'23 % Q1'23 H1'23 % H1'22 % H1'22¹ NII 3,314 9.0 6,477 5.8 0.8 Net fee income 1,229 7.5 2,395 16.3 10.1 Total revenue 4,634 7.2 9,037 4.9 1.2 Operating expenses -1,810 8.5 -3,534 20.3 12.1 Net operating income 2,823 6.4 5,504 -3.0 -4.8 LLPs -1,309 4.6 -2,541 9.4 8.9 Attributable profit 668 -11.1 1,458 -23.2 -25.1 (*) € mn and % change in constant euros. (1) % change in current euros.

Brazil

- **Selective volumes growth** focused on secured and higher rated customers
- **Profit down YoY** affected by negative NII sensitivity, inflation and higher provisions
- **In Q2, revenue up** with better fees and controlled costs. Profit affected by the reversal of the tax liability release in Q1

Loans	Deposits	Mutual Funds
€101bn +6%	€85bn +6%	€46bn -1%

Efficiency	CoR	RoTE
35.1% +4.6pp	4.74% +49bps	12.0% -9.4pp

Underlying P&L*	Q2'23	% Q1'23	H1'23	% H1'22	% H1'22[1]
NII	2,180	0.1	**4,285**	-3.9	-3.1
Net fee income	858	1.6	**1,675**	3.7	4.7
Total revenue	**3,224**	**2.0**	**6,281**	**-2.6**	**-1.8**
Operating expenses	-1,127	0.9	**-2,207**	12.1	13.1
Net operating income	**2,096**	**2.6**	**4,073**	**-9.1**	**-8.3**
LLPs	-1,129	5.7	**-2,163**	6.4	7.3
Attributable profit	**354**	**-27.5**	**823**	**-40.2**	**-39.7**

(*) € mn and % change in constant euros.

(1) % change in current euros.

Chile

- Continued **business transformation** to offer the best products and services
- **Profit YoY** impacted by negative NII sensitivity. Solid performance in fees (+38%, driven by active customer growth), costs (-9% in real terms) and CoR
- **Profit up 20% in Q2** backed by higher revenue and lower LLPs

Loans	Deposits	Mutual Funds
€47bn +4%	€31bn 0%	€10bn +21%

Efficiency	CoR	RoTE
42.4% +6.3pp	0.88% -1bp	16.5% -6.3pp

Underlying P&L*	Q2'23	% Q1'23	H1'23	% H1'22	% H1'22[1]
NII	356	-3.8	**727**	-32.4	-29.9
Net fee income	163	6.8	**316**	37.8	42.8
Total revenue	**623**	**2.9**	**1,229**	**-12.6**	**-9.4**
Operating expenses	-266	4.9	**-521**	2.7	6.4
Net operating income	**356**	**1.4**	708	**-21.3**	**-18.4**
LLPs	-86	-26.7	**-203**	-4.4	-0.9
Attributable profit	**180**	**19.8**	**330**	**-18.7**	**-15.7**

(*) € mn and % change in constant euros.

(1) % change in current euros.

Santander

Note: H1'23 data and YoY changes (loans, deposits and mutual funds in constant euros).

33

Argentina

- Changes affected by **high inflation**
- Customer and volumes growth, with stable credit quality. **#1 NPS,** with one of the best rated apps among local banks
- **Profit up** driven by strong revenue growth and efficiency improvement

Loans	Deposits	Mutual Funds
€6bn +116%	€10bn +88%	€4bn +166%

Efficiency	CoR	RoTE
50.7% -7.4pp	3.46% +39bps	30.7% +9.7pp

Underlying P&L*	Q2'23	% Q1'23	H1'23	% H1'22	% H1'22[1]
NII	606	63.8	1,138	232.7	55.5
Net fee income	145	53.8	282	128.8	6.9
Total revenue	528	53.3	1,029	168.2	25.3
Operating expenses	-272	57.5	-522	134.1	9.4
Net operating income	256	49.2	508	215.3	47.3
LLPs	-54	78.7	-97	187.7	34.4
Attributable profit	**113**	**23.3**	**252**	**271.2**	**73.4**

(*) € mn and % change in constant euros.

(1) % change in current euros.

Uruguay, Peru and Colombia

- Focus on **digital expansion** in Uruguay and on **joint initiatives** between CIB and Corporates in Peru and Colombia
- **Profit up 30% YoY** in Uruguay mainly driven by NII. Peru and Colombia also grew double-digits in profit (revenue driven)
- **High profitability:** double-digit RoTEs

RoTEs		
Uruguay	Peru	Colombia
23.4% +2.7pp	23.4% +1.8pp	15.7% +0.2pp

Attributable profit

€ mn


84
+30%
H1'23
40
+22%
H1'23
14
+29%
H1'23

Santander Note: H1'23 data and YoY changes (profit, loans, deposits and mutual funds in constant euros).
34

DCB Digital Consumer Bank

Highlights

- We have the **most OEM relationships in Europe** supporting our auto business. Additionally, we are focusing on being a **leader in leasing and mobility**
- **Renewed our partnership with Stellantis in Europe**, which will consolidate our position as their main financing partner and drive medium-term growth
- **New lending up 5% YoY**, with margins beginning to improve as repricing starts to catch up with rising funding costs
- Effort to **grow customer deposits** as main funding source to neutralize negative interest rate sensitivity
- **Fee income YoY** impacted by new fee regulation in Germany
- **Costs** grew below inflation **(-1% in real terms) and CoR normalizing but still at low levels**

Key data and P&L

New lending	Loans	Customer Funds
€26bn +5%	€128bn +8%	€65bn +11%
Efficiency	**CoR**	**RoTE**
49.4% +0.9pp	0.54% +11bps	10.8% -1.2pp

Underlying P&L*	Q2'23	% Q1'23	H1'23	% H1'22	% H1'22[1]
NII	1,011	-1.3	2,040	2.6	0.4
Net fee income	203	6.4	394	-6.8	-7.2
Total revenue	1,315	-1.7	2,658	5.2	3.3
Operating expenses	-655	-0.3	-1,314	7.3	5.3
Net operating income	660	-3.1	1,344	3.2	1.4
LLPs	-222	15.8	-415	48.0	44.5
Attributable profit	277	14.4	521	-6.9	-8.9

(*) € mn and % change in constant euros.

(1) % change in current euros.

Santander Note: H1'23 data and YoY changes (loans and customer funds in constant euros).

35

36 Corporate Centre Highlights • NII improved significantly driven by the higher liquidity buffer remuneration as a result of the rising interest rates • Lower negative FX hedging impact resulted in greater gains on financial transactions • Slight decrease in LLPs and other provisions Income statement Underlying P&L* H1'23 H1'22 NII -94 -353 Gains/losses on financial transactions -189 -371 Operating expenses -189 -179 LLPs and other provisions -70 -88 Tax and minority interests -19 -26 Attributable profit -620 -1,040 (*) € mn.

37 Secondary segments Detail on CIB, WM&I and Payments businesses

Corporate & Investment Banking

- Our **unique, diversified business model** (geographical, customer type and products) combined with our **global reach and local strength** generates **more resilient and predictable results**
- **Positive trends continue**, signalling market share gains, league table improvements and **higher RoTE YoY**
- **Double-digit revenue and profit growth** in all regions in H1'23

Total fees	Profit	RoTE
€1,172mn +15%	€1,876mn +28%	29% +5pp

Underlying P&L*	Q2'23	% Q1'23	H1'23	% H1'22	% H1'22[1]
Total revenue	2,147	-1.2	4,353	23.5	20.8
Net operating income	1,375	-4.5	2,843	26.9	23.0
Attributable profit	899	-5.2	1,876	28.2	22.0

(*) € mn and % change in constant euros.

(1) % change in current euros.

Wealth Management & Insurance

Strong growth in contribution to Group profit (+30% YoY) in a capital-light business, reflected in an RoTE of 89%

- **Private Banking: outstanding growth (x2 PAT)** on the back of NII and good commercial activity (net new money of €6.4bn; customers +10%)
- **SAM:** solid **growth in H1'23 net sales (€3.2bn),** reversing 2022 trends
- **Insurance:** continued growth backed by **non-related** and **saving products. GWPs increased 11% YoY**

AuMs	Total fees[2]	RoTE
€440bn +10%	€1,832mn +2%	89% +36pp

Underlying P&L*	Q2'23	% Q1'23	H1'23	% H1'22	% H1'22[1]
Total revenue	887	7.3	1,717	43.9	44.1
Net operating income	604	10.1	1,156	68.4	68.4
Attributable profit	442	17.7	819	69.5	69.8
Contribution to profit	864	11.9	1,637	30.1	30.9

(*) € mn and % change in constant euros.

(1) % change in current euros.

Santander

Note: H1'23 data and YoY changes (revenue lines and commercial activity in constant euros).
(2) Including fees generated by asset management and insurance ceded to the commercial network.

38

PagoNxt

- **Merchant Acquiring:** strong TPV growth (+25% YoY) with market share gains in core markets
- **Revenue increased 31% YoY (+27% in constant euros)** due to overall increase in business activity and volumes across geographic segments especially in our Merchant (Getnet) and Trade (Ebury) businesses

Merchant

Total Payments Volume (TPV)		Number of transactions
€95bn	+25%	+32%

Financial performance

Revenue



+27%
409
521
H1'22
H1'23

EBITDA margin



+4 pp
7%
11%
H1'22
H1'23

Cards

- **97 million cards** managed globally
- **Revenue grew 9% YoY (+10% in constant euros)**
- **High profitability** with an **RoTE of 40%**

Cards

Turnover		Fees
€157bn	+9%	+20%

Revenue performance

Constant € mn



+10%
1,923
2,111
H1'22
H1'23

Santander Note: H1'23 and YoY changes in constant euros. Cards does not include Digital Consumer Bank or PagoNxt.

39

40 Appendix Investor Day 2025 Targets summary Primary and Secondary segments Reconciliation of underlying results to statutory results Glossary

Reconciliation of underlying results to statutory results

	January-June 2023			January-June 2022		
	Statutory results	Adjustments	Underlying results	Statutory results	Adjustments	Underlying results
Net interest income	20,920	—	20,920	18,409	—	18,409
Net fee income	6,103	—	6,103	5,852	—	5,852
Gains (losses) on financial transactions	1,302	—	1,302	743	—	743
Other operating income	(315)	224	(91)	116	—	116
Total income	**28,010**	**224**	**28,234**	**25,120**	**—**	**25,120**
Administrative expenses and amortizations	(12,479)	—	(12,479)	(11,435)	—	(11,435)
Net operating income	**15,531**	**224**	**15,755**	**13,685**	**—**	**13,685**
Net loan-loss provisions	(6,245)	474	(5,771)	(4,735)	—	(4,735)
Other gains (losses) and provisions	(1,196)	(459)	(1,655)	(1,035)	—	(1,035)
Profit before tax	**8,090**	**239**	**8,329**	**7,915**	**—**	**7,915**
Tax on profit	(2,281)	(213)	(2,494)	(2,374)	—	(2,374)
Profit from continuing operations	**5,809**	**26**	**5,835**	**5,541**	**—**	**5,541**
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	**5,809**	**26**	**5,835**	**5,541**	**—**	**5,541**
Non-controlling interests	(568)	(26)	(594)	(647)	—	(647)
Profit attributable to the parent	**5,241**	**—**	**5,241**	**4,894**	**—**	**4,894**

Explanation of January-June 2023 adjustments:

- Temporary levy on revenue in Spain amounted to EUR 224 million, which was moved from total income to other gains (losses) and provisions.
- Provisions to strengthen the balance sheet, which net of tax and minority interests totalled EUR 235 million (recorded EUR 474 million in net loan-loss provisions, EUR 213 million positive impact in tax and EUR 26 million in minority interest).

Santander

41

42 Appendix Investor Day 2025 Targets summary Primary and Secondary segments Reconciliation of underlying results to statutory results Glossary

43 Glossary - Acronyms • ALCO: Assets and Liabilities Committee • AM: Asset management • AT1: Additional Tier 1 • AuMs: Assets under Management • BFG: Deposit Guarantee Fund in Poland • bn: Billion • BNPL: Buy now, pay later • bps: Basis points • c.: Circa • CAL: Customer assets and liabilities • CET1: Common equity tier 1 • CHF: Swiss franc • CIB: Corporate & Investment Bank • CoE: Cost of equity • CoR: Cost of risk • Covid-19: Coronavirus Disease 19 • CRE: Commercial Real Estate • DCB: Digital Consumer Bank • DGF: Deposit guarantee fund • DPS: Dividend per share • eNPS: Employee net promoter score • EPS: Earning per share • ESG: Environmental, social and governance • FL: Fully-loaded • FX: Foreign exchange • FY: Full year • GDF: Global Debt Finance • GDP: Gross domestic product • GTB: Global Transaction Banking • GWPs: Gross written premiums • HQLA: High quality liquid asset • HTC&S: Held to collect and sell • IFRS 9: International Financial Reporting Standard 9, regarding financial instruments • IPS: Institutional Protection Scheme • LCR: Liquidity coverage ratio • LLPs: Loan-loss provisions • LTV: Loan to value • M/LT: Medium-and long-term • mn: million • MREL: Minimum requirement for own funds and eligible liabilities • NII: Net interest income • NIM: Net interest margin • NOI: Net operating income • NPL: Non-performing loans • NPS: Net promoter score • OEM: Original equipment manufacturer • PB: Private Banking • PBT: Profit before tax • P&L: Profit and loss • PoS: Point of Sale • pp: Percentage points • Ps: Per share • QoQ: Quarter-on-Quarter • Repos: Repurchase agreements • RoA: Return on assets • RoE: Return on equity • RoRWA: Return on risk-weighted assets • RoTE: Return on tangible equity • RWA: Risk-weighted assets • SAM: Santander Asset Management • SAN: Santander • SBB: share buybacks • SCIB: Santander Corporate & Investment Banking • SC USA: Santander Consumer USA • SME: Small and Medium Enterprises • SRF: Single Resolution Fund • ST: Short term • T1/T2: Tier 1/Tier 2 • TLAC: Total loss absorbing capacity • TLTRO: Targeted longer-term refinancing operations • TNAV: Tangible net asset value • TPV: Total Payments Volume • YoY: Year-on-Year • YTD: Year to date • WM&I: Wealth Management & Insurance

44 Glossary - Definitions Notes: The averages for the RoTE and RoRWA denominators are calculated using the monthly average over the period, which we believe should not differ materially from using daily balances. The risk-weighted assets included in the denominator of the RoRWA metric are calculated in line with the criteria laid out in the CRR (Capital Requirements Regulation). PROFITABILITY AND EFFICIENCY • RoTE: Return on tangible capital: Group attributable profit / average of: net equity (excluding minority interests) – intangible assets (including goodwill) • RoRWA: Return on risk-weighted assets: consolidated profit / average risk-weighted assets • Efficiency: Operating expenses / total income. Operating expenses defined as general administrative expenses + amortisations VOLUMES • Loans: Gross loans and advances to customers (excl. reverse repos) • Customer funds: Customer deposits excluding repos + marketed mutual funds CREDIT RISK • NPL ratio: Credit impaired loans and advances to customers, customer guarantees and customer commitments granted / Total risk. Total risk is defined as: Total loans and advances and guarantees to customers (including credit impaired assets) + contingent liabilities granted that are credit impaired • NPL coverage ratio: Total allowances to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted / Credit impaired loans and advances to customers, customer guarantees and customer commitments granted • Cost of risk: Provisions to cover losses due to impairment of loans in the last 12 months / average customer loans and advances of the last 12 months CAPITALIZATION • Tangible net asset value per share – TNAVps: Tangible stockholders' equity / number of shares (excluding treasury shares). Tangible stockholders' equity calculated as shareholders equity + accumulated other comprehensive income - intangible assets ESG METRICS • Green Finance raised and facilitated = Nominal amount of PF, PF Advisory, PF bonds, Green bonds, ECA, M&A, ECM transactions classified by SCFS panel and reported in the League Tables since the beginning of the exercise. • SRI = Volume of assets under management classified as article 8 - promoting ESG objectives - and 9 - with explicit sustainability objectives - of the SFDR regulation (EU Reg. 2019/2088). Includes assets managed by Santander Asset Management (SAM), third-party funds and SAM funds managed with equivalent criteria in those geographies where SFDR does not apply (mainly LatAm). • Financial inclusion (# People) = Number of people who are unbanked, underbanked, in financial difficulty, with difficulties in accessing credit who, through the Group's products and services, are able to access the financial system or receive tailored finance. Financially underserved groups are defined as people who do not have a current account, or who have an account but obtained alternative (non-bank) financial services in the last 12 months. Beneficiaries of various programs are included in the quantification process only once in the entire period. Only new empowered people are counted, taking as a base year those existing since 2019. • Women in senior positions = Percentage of women in senior executive positions over total headcount. This segment corresponds to less than 1% of the total workforce.

Thank You. Our purpose is to help people and businesses prosper. Our culture is based on believing that everything we do should be:

SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Banco Santander, S.A. Date:    26 July 2023 By: /s/ José García Cantera Name: José García Cantera Title: Chief Financial Officer